Annex 1

Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Topsøe Holding. Unless otherwise indicated, each person identified below is employed by Topsøe Holding. The principal address of Topsøe Holding, and unless otherwise indicated below, the current business address for each individual listed below is Haldor Topsøe Allé, 1 DK-2800, Kgs. Lyngby, Denmark.

Name and Business Address	Position with the Reporting Corporation	Present Principal Occupation or Employment	Citizenship
Jakob Haldor Topsøe	Member of Board of Directors	Same	Denmark
Christina Teng Topsøe	Member of Board of Directors	Same	Denmark
Anne Haugwitz-Hardenberg-Reventlow	Member of Board of Directors	Same	Denmark
Emil Øigaard	Member of Board of Directors	Same	Denmark
Thomas Schleicher	Member of Board of Directors	Same	Denmark
Birgitte Nielsen	Member of Board of Directors	Same	Denmark
Henrik Gaarn Bak	Managing Director	Same	Denmark